UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2016

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Exact name of registrant as specified in charter)

Delaware	001-14303	38-3161171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Dauch Drive, Detroit, Michigan	48211-1198
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (313) 758-2000

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 to the American Axle & Manufacturing Holdings, Inc. (“AAM”) Current Report on Form 8-K (this “Amendment”) amends AAM’s original Current Report on Form 8-K filed November 3, 2016, which was filed in connection with AAM’s proposed acquisition of MPG pursuant to an Agreement and Plan of Merger dated November 3, 2016. This Amendment files (i) the audited consolidated financial statements for Metaldyne Performance Group Inc. (“MPG”) as of December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016, and the notes related thereto, and (ii) AAM’s and MPG’s unaudited pro forma condensed combined financial statements, which include the unaudited pro forma condensed combined balance sheet as of December 31, 2016, the unaudited pro forma condensed combined statement of income for the year ended December 31, 2016, and the notes related thereto, which were omitted from the original 8-K in accordance with Item 9.01(a)(4) and Item 9.01(b)(2) of Form 8-K.

Item 8.01              Other Events.

In connection with Amendment No. 2 to AAM's Registration Statement on S-4 filed in connection with AAM's proposed acquisition of MPG, AAM updated the below risk factor as follows.

The obligations and liabilities of MPG, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of AAM’s shares.

MPG’s obligations and liabilities, some of which may be unanticipated or unknown, may be greater than anticipated or reflected or reserved for in MPG’s historical financial statements. The obligations and liabilities of MPG could have a material adverse effect on AAM’s business, reputation, financial condition, or results of operations following the merger. AAM stockholders will not be entitled to indemnification from MPG under the merger agreement with respect to obligations or liabilities of MPG, whether known or unknown. Any such liabilities could substantially reduce AAM’s earnings and cash flows or otherwise materially and adversely affect its business, financial condition, or results of operations following the merger.

As disclosed in the Annual Report on Form 10-K of MPG for the fiscal year ended December 31, 2016 (which is not incorporated herein by reference), MPG’s subsidiary, Grede Wisconsin Subsidiaries LLC (“Grede Wisconsin”), is currently under investigation by the U.S. Department of Justice and the Environmental Protection Agency for alleged Clean Air Act violations and alleged obstruction of justice relating to the January 2012 removal of debris from the roof of a heat treat oven that was purported to contain asbestos at Grede Wisconsin’s now closed facility in Berlin, Wisconsin.  The United States Attorney, Eastern District of Wisconsin, indicated to the MPG attorneys handling this matter that the government intends to imminently seek an indictment relating to this matter.   If an indictment is brought, MPG intends to defend against this matter.

Item 9.01                                           Financial Statements and Exhibits.

(a)                                 Financial Statements of Business to be Acquired

MPG’s audited consolidated balance sheets as of December 31, 2016 and 2015, and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2016 and the notes related thereto are filed as Exhibit 99.1 hereto.

Financial Statement Schedule for each of the years in the three year period ended December 31, 2016 are filed as Exhibit 99.2 hereto.

Audit Report of the independent registered public accounting firm on internal control over financial reporting as of December 31, 2016 is filed as Exhibit 99.3 hereto.

(b)                                 Pro Forma Financial Information

AAM’s and MPG’s unaudited pro forma condensed combined financial statements, which include the unaudited pro forma condensed combined balance sheet as of December 31, 2016, the unaudited pro forma condensed combined statement of income for the year ended December 31, 2016, and the notes related thereto are filed as Exhibit 99.4 hereto.

(d)                                 Exhibits

2.1**	Agreement and Plan of Merger, dated as of November 3, 2016, among American Axle & Manufacturing Holdings, Inc., Alpha SPV I, Inc. and Metaldyne Performance Group Inc.
10.1**	Voting Agreement, dated as of November 3, 2016, by and between American Axle & Manufacturing Holdings, Inc. and ASP MD Investco LP.
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of KPMG LLP
99.1*

MPG’s audited consolidated balance sheets as of December 31, 2016 and 2015, and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2016, and the notes related thereto.

99.2*	Financial Statement Schedule for each of the years in the three year period ended December 31, 2016.
99.3*	Audit Report of the independent registered public accounting firm on internal control over financial reporting as of December 31, 2016.
99.4*

AAM’s and MPG’s unaudited pro forma condensed combined financial statements, which include the unaudited pro forma condensed combined balance sheet as of December 31, 2016, the unaudited pro forma condensed combined statement of income for the year ended December 31, 2016, and the notes related thereto.

*	filed herewith
**	previously filed

Forward Looking Statements

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the proposed acquisition of MPG and the anticipated consequences and benefits of such proposed acquisition and other information relating to matters that are not historical facts.  These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements.  These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the acquisition, the ability to successfully operate and integrate MPG operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the Securities and Exchange Commission (“SEC”), including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.  These forward-looking statements speak only as of the date of this communication.  We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information and Where to Find It

This Current Report is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AAM or MPG.  In connection with the proposed acquisition of MPG, AAM has filed a Registration Statement on Form S-4 (Registration No. 333-215161) (the “Registration Statement”) with the SEC and AAM and MPG will each file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC.  Stockholders of each company and other investors are urged to read the Registration Statement, definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC (including any amendments or supplements thereto) regarding the proposed acquisition when they become available as these documents contain (or will contain) important information.  Those documents, as well as AAM’s other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at AAM’s website at http://www.aam.com.  Investors may also obtain a free copy of the Registration Statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the Registration Statement and joint proxy statement/prospectus from AAM by directing a request to American Axle & Manufacturing, Inc., One Dauch Drive, Detroit, Michigan 48211, USA, Attention: Investor Relations, Telephone: +1 313-758-2404.

Participants in Solicitation

AAM and its directors, executive officers and other members of its management and employees may be deemed to be participants in a solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding AAM’s directors and executive officers is available in AAM’s Form 10-K/A, which was filed with the SEC on March 6, 2017.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto) and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Date: March 6, 2017	By:	/s/ David E. Barnes
David E. Barnes
General Counsel, Secretary & Chief Compliance Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
2.1**	Agreement and Plan of Merger, dated as of November 3, 2016, among American Axle & Manufacturing Holdings, Inc., Alpha SPV I, Inc. and Metaldyne Performance Group Inc.
10.1**	Voting Agreement, dated as of November 3, 2016, by and between American Axle & Manufacturing Holdings, Inc. and ASP MD Investco LP.
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of KPMG LLP
99.1*

MPG’s audited consolidated balance sheets as of December 31, 2016 and 2015, and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2016, and the notes related thereto.

99.2*	Financial Statement Schedule for each of the years in the three year period ended December 31, 2016.
99.3*	Audit Report of the independent registered public accounting firm on internal control over financial reporting as of December 31, 2016.
99.4*

AAM’s and MPG’s unaudited pro forma condensed combined financial statements, which include the unaudited pro forma condensed combined balance sheet as of December 31, 2016, the unaudited pro forma condensed combined statement of income for the year ended December 31, 2016, and the notes related thereto.

*	filed herewith
**	previously filed